Biomerica, Inc.

17571 Von Karman Avenue

Irvine, California 92614

(949) 645-2111

September 28, 2020

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:      Biomerica, Inc. Acceleration Request

Registration Statement on Form S-3

Originally filed on July 21, 2020

Pre-Effective Amendment No. 1 to Form S-3 filed on September 11, 2020

File No. 333-239980

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement be accelerated so that the same will become effective at 5:00 P.M. Eastern Time on September 30, 2020.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Christopher D. Ivey, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4121 or via email at civey@sycr.com.  We respectfully request that you contact Mr. Ivey via telephone as soon as the above referenced Registration Statement has been declared effective.

Sincerely,

BIOMERICA, INC.

/s/ Zackary Irani

Zackary Irani

Chairman & Chief Executive Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.

Christopher D. Ivey, Esq.